SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

February 2021

Commission File Number: 001-37925

GDS Holdings Limited

(Registrant’s name)

F4/F5, Building C, Sunland International

No. 999 Zhouhai Road

Pudong, Shanghai 200137

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBITS

99.1	Press release — GDS to Report Fourth Quarter and Full Year 2020 Financial Results After the Close of the U.S. Market on March 10, 2021

99.2	Announcement — Date of Board Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GDS Holdings Limited

Date: February 26, 2021	By:	/s/ William Wei Huang
	Name:	William Wei Huang
	Title:	Chief Executive Officer